April 25, 2012

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:                     Michael R. Clampitt, Senior Counsel

Gregory Dundas, Attorney-Advisor

John Nolan, Senior Assistant Chief Accountant

Michael Volley, Staff Accountant

Re:                     Community Choice Financial Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 30, 2012
File No. 333-176434

Ladies and Gentlemen:

The following sets forth the responses of Community Choice Financial Inc., an Ohio corporation (the “Company”, “we”, “us” and “our”), to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 11, 2012 (the “Comment Letter”), with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on March 30, 2012 (the “Registration Statement”).  For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment. Unless otherwise indicated, page references included in the body of the Company’s responses are to Amendment No. 3 to the Registration Statement (the “Amendment”).

General

1.                                       Noting the “red herring” language on the Prospectus cover page, confirm to the staff that no preliminary distribution has been made of the Prospectus or advise otherwise.

Response: The Company confirms to the Staff that prior to the date hereof no preliminary distribution of the Prospectus has been made.

2.                                       Revise to add a “Recent Development” section to the Prospectus Summary and include the Results of Operation and the Financial Condition as of the most recent practicable date. Include also the leverage ratio as of the most recent quarter end and provide amounts and explain how “Pro Forma Adjusted EBITDA” and “excess cash” are calculated.

Response: The Company respectfully advises the Staff that information regarding the Company’s results of operations, financial condition and the Company’s leverage ratio as of and for the quarter ended March 31, 2012 is not currently available. In addition, the Company respectfully submits to the Staff that presentation of such data as of and for any period other than a fiscal quarter or year end could be potentially misleading to investors.  The Company will continue to monitor the availability of such information and, if it becomes available prior to the pricing of the offering, will make such information available either through an additional amendment to the Registration Statement or through a free writing prospectus.

In addition, the Company has added disclosure to the Registration Statement providing “EBITDA” and “excess cash” and clarifying that such amounts are calculated as defined in the agreement governing the Company’s revolving credit facility as follows: “EBITDA is calculated under our revolving credit facility in substantially the same manner as Pro Forma Adjusted EBITDA is calculated as set forth under the heading “Prospectus Summary—Summary Unaudited Pro Forma Consolidated Financial Information”. However,  EBITDA, as calculated under our revolving credit facility, does not include an add-back for $678,000 of lease adjustments, which is included in the calculation of Pro Forma Adjusted EBITDA, but includes $946,000 of additional corporate allocations in connection with the integration of CCCS, which are excluded from the calculation of Pro Forma Adjusted EBITDA.  Excess cash under our revolving credit facility is an amount equal to our and our restricted subsidiaries’ cash and cash equivalents minus (i) funds in accounts used for taxes or payments to employees and other fiduciary funds and (ii) an amount equal to the product of $50,000 multiplied by the number of stores we own and operate”. Please see pages 35 and 137.

Selected Historical Consolidated Financial Data, page 50

3.                                       Noting the income statement discloses a loan loss provision of over $65 million for the year ended 12/31/2011, revise the data presented on page 52 to disclose, in addition to the $38,698,000 loan loss provision for Short-term consumer loans, where the balance of the loan loss provision occurred.

Response: The Company has added disclosure on pages 17 and 54 to disclose each component of the overall loan loss provision.

Unaudited Pro Forma Consolidated Financial Information, page 53

4.                                       Please tell us why you do not include pro forma information related to the recent and pending acquisitions discussed on page 6.

Response:  The Company respectfully advises the Staff that pro forma information for the DFS Acquisition was not presented because the Company performed the calculations prescribed by Rule 11-01 of Regulation S-X for such acquisition to determine whether such acquired business should be considered significant for purposes of such rule, and none of the calculations under the tests prescribed by such rule exceeded 20%.  In addition, the Company does not believe pro forma financial information for the DFS Acquisition would be material to investors.  Therefore the Company concluded that pro forma financial information for the DFS Acquisition was not required.

Moreover, the Company performed the calculations prescribed by Rule 11-01 of Regulation S-X for the Florida Acquisition to determine whether the business that would be acquired in the Florida Acquisition would be considered significant for purposes of such rule.  None of the calculations under the tests prescribed by such rule exceeded 20% and, in addition, the Company does not believe that pro forma financial information for the Florida Acquisition would be material to investors.  Accordingly, the Company concluded that pro forma financial information for the Florida Acquisition was not required.

The Company further advises the Staff that the businesses acquired in the DFS Acquisition, or that would be acquired in the Florida Acquisition, would not, in the aggregate, be significant under

Rule 11-01 of Regulation S-X at or over the 50% level, and the Company does not believe that the pro forma financial statements presented in the Registration Statement are misleading even though they do not give pro forma effect to the DFS Acquisition or the Florida Acquisition, as insignificant acquisitions.

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We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please contact the undersigned at (614) 798-5900.

Sincerely,

/s/ Michael Durbin

Michael Durbin
Chief Financial Officer of Community Choice Financial Inc.

cc:	Christopher M. Kelly, Esq. (Jones Day)
Michael J. Solecki, Esq. (Jones Day)
John T. Owen, Esq. (Jones Day)
Craig F. Arcella, Esq. (Cravath, Swaine & Moore LLP)